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                              February 10, 2021

       Kevin Stein
       Chief Executive Officer
       EJF Acquisition Corp.
       2107 Wilson Boulevard, Suite 410
       Arlington, Virginia 22201

                                                        Re: EJF Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
14, 2021
                                                            CIK No. 0001839434

       Dear Mr. Stein:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and publicly filing an amended registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your filed amended registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed January 14, 2021

       General

   1. We note that the warrants being offered will become exercisable 30 days after the completion of your
initial business combination. Given that the business combination could occur within one
year, it appears that an offering of both the overlying and
                                                        underlying securities
may be taking place at the same time. Please revise to include the underlying shares as
part of the registration statement or, if you disagree, explain to us why you believe this is
unnecessary. Refer to Securities Act Sections Compliance and
                                                        Disclosure
Interpretation Question 103.04 for additional guidance.
 Kevin Stein
FirstName LastNameKevin Stein
EJF Acquisition Corp.
Comapany10,
February   NameEJF
             2021 Acquisition Corp.
February
Page 2 10, 2021 Page 2
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Joshua Ford Bonnie